Management's Discussion & Analysis

FOR THE YEAR ENDED DECEMBER 31, 2023

ATENCION

Endeavour SILVER

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the year ended December 31, 2023 and the related notes contained therein, which were prepared in accordance International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of March 8, 2024 and all information contained is current as of March 8, 2024 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding the development and financing of the Terronera project, including: anticipated timing of the project; anticipated timing of the completion of conditions precedent to drawdown under the Debt Facility, estimated project economics, Terronera's forecasted operations, costs and expenditures, and the timing and results of various related activities; estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour's anticipated performance in 2024, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the timing and results of various activities.. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the Company's ability to satisfy conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits; and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended December 31			Q4 2023 Highlights	Twelve Months Ended December 31
2023	2022	% Change		2023	2022	% Change
			Production
1,406,423	1,830,835	(23%)	Silver ounces produced	5,672,703	5,963,445	(5%)
9,608	10,370	(7%)	Gold ounces produced	37,858	37,548	1%
1,396,315	1,816,813	(23%)	Payable silver ounces produced	5,627,379	5,912,509	(5%)
9,440	10,196	(7%)	Payable gold ounces produced	37,189	36,901	1%
2,175,063	2,660,435	(18%)	Silver equivalent ounces produced(1)	8,701,343	8,967,285	(3%)
12.54	11.65	8%	Cash costs per silver ounce(2)(3)	13.49	10.65	27%
17.66	15.03	17%	Total production costs per ounce(2)(4)	18.55	14.70	26%
21.48	19.38	11%	All-in sustaining costs per ounce (2)(5)	22.93	19.97	15%
220,464	224,289	(2%)	Processed tonnes	874,382	834,542	5%
144.59	135.71	7%	Direct operating costs per tonne(2)(6)	141.72	130.80	8%
168.71	177.35	(5%)	Direct costs per tonne(2)(6)	171.00	155.63	10%
			Financial
50.5	82.0	(38%)	Revenue ($ millions)	205.5	210.2	(2%)
1,332,648	2,816,882	(53%)	Silver ounces sold	5,669,760	6,464,869	(12%)
9,417	11,843	(20%)	Gold ounces sold	37,186	38,868	(4%)
23.78	21.86	9%	Realized silver price per ounce	23.76	22.07	8%
2,051	1,783	15%	Realized gold price per ounce	1,968	1,814	9%
3.0	8.0	(62%)	Net earnings (loss) ($ millions)	6.1	6.2	(1%)
3.6	8.1	(56%)	Adjusted net earnings (loss) (11) ($ millions)	1.7	6.9	(76%)
5.4	21.7	(75%)	Mine operating earnings ($ millions)	36.6	51.5	(29%)
12.6	30.7	(59%)	Mine operating cash flow before taxes ($ millions)(7)	64.4	78.5	(18%)
9.8	22.5	(56%)	Operating cash flow before working capital changes(8)	37.0	54.0	(31%)
8.3	22.7	(63%)	EBITDA(9) ($ millions)	47.9	51.9	(8%)
42.5	93.6	(55%)	Working capital (11) ($ millions)	42.5	93.6	(55%)
			Shareholders
0.01	0.04	(75%)	Earnings (loss) per share – basic ($)	0.03	0.03	0%
0.02	0.04	(50%)	Adjusted earnings (loss) per share – basic ($)(10)	0.01	0.04	(75%)
0.05	0.12	(59%)	Operating cash flow before working capital changes per share(8)	0.19	0.30	(37%)
207,932,318	189,993,085	9%	Weighted average shares outstanding	196,018,623	183,009,339	7%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs ("AISC") per oz, direct operating cost per tonne and direct cost per tonne in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 40.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 43 and 44.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on pages 43 and 44.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 45.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 43 and 44.

(7) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 41.

(8) See Reconciliation to IFRS on page 41 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(9) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 42.

(10) Adjusted net earnings include adjustments to net earnings for certain non-cash and unusual items, that in the Company's judgement are subject to volatility as a result of factors that are unrelated to the Company's operation in the period and had a significant effect on reported net earnings. See Reconciliation to IFRS on page 41.

(11) Working capital is calculated by deducting current liabilities from current assets. See Reconciliation to IFRS on page 40.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, continues to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2016, the Company acquired the El Compas silver-gold mine located in Zacatecas, Mexico, which was operated until August 2021. On September 9, 2022, the Company completed the sale of the El Compas mine to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO") for $5.0 million in cash payments over five years.

In February 2013, the Company acquired a 100% interest in the Terronera properties located in Jalisco State, Mexico for $2.75 million. In 2021, the Company released a positive feasibility study for the project and on April 18, 2023, the Company announced it had made a formal decision to proceed with construction of an underground mine and mill at the Terronera project.

On July 6, 2022, the Company purchased the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines.

Consolidated Production Results for the Three Months and Years Ended December 31, 2023 and 2022

Three Months Ended December 31			CONSOLIDATED	Twelve Months Ended December 31
2023	2022	% Change		2023	2022	% Change
220,464	224,289	(2%)	Ore tonnes processed	874,382	834,542	5%
233	296	(21%)	Average silver grade (gpt)	230	256	(10%)
85.1	85.8	(1%)	Silver recovery (%)	87.7	86.8	1%
1,406,423	1,830,835	(23%)	Total silver ounces produced	5,672,703	5,963,445	(5%)
1,396,315	1,816,813	(23%)	Payable silver ounces produced	5,627,379	5,912,509	(5%)
1.53	1.57	(3%)	Average gold grade (gpt)	1.51	1.55	(3%)
88.7	91.5	(3%)	Gold recovery (%)	89.4	90.1	(1%)
9,608	10,370	(7%)	Total gold ounces produced	37,858	37,548	1%
9,440	10,196	(7%)	Payable gold ounces produced	37,189	36,901	1%
2,175,063	2,660,435	(18%)	Silver equivalent ounces produced(1)	8,701,343	8,967,285	(3%)
12.54	11.65	8%	Cash costs per silver ounce(2)(3)	13.49	10.65	27%
17.66	15.03	17%	Total production costs per ounce(2)(4)	18.55	14.70	26%
21.48	19.38	11%	All in sustaining costs per ounce (2)(5)	22.93	19.97	15%
144.59	135.71	7%	Direct operating costs per tonne(2)(6)	141.72	130.80	8%
168.71	177.35	(5%)	Direct costs per tonne(2)(6)	171.00	155.63	10%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 40.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 43 and 44.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, and depreciation at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 43 and 44.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 45.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 43 and 44.

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Production

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Consolidated silver production during Q4, 2023 was 1,406,423 oz, a decrease of 23% compared to 1,830,835 oz in Q4, 2022, and gold production was 9,608 oz, a decrease of 7% compared to 10,370 oz in Q4, 2022. Plant throughput was 220,464 tonnes at average grades of 233 grams per tonne (gpt) silver and 1.53 gpt gold, compared to 224,289 tonnes grading 296 gpt silver and 1.57 gpt gold in Q4, 2022. The 23% decrease in consolidated silver production, compared to Q4, 2022, is driven by a 24% decrease in silver production at the Guanaceví mine and a 10% decrease in silver production at the Bolañitos mine. Consolidated gold production decreased by 7% compared to Q4, 2022, due to a 25% decrease in gold production at the Guanaceví mine offset by a 8% increase in gold production at the Bolañitos mine. The decrease in silver and gold production at the Guanaceví mine was primarily due to a decrease of 18% in silver ore grade and 17% decrease in gold ore grade in combination with a 7% decrease in processed tonnes. The processed tonnes were impacted by a scheduled maintenance shut down during the first week of October and although the ore grades have returned to historic averages during Q4 2023, the Guanaceví mine was mining in higher grade areas in Q4, 2022. At the Bolañitos mine the 10% decrease in silver production was attributable to a 10% decrease in ore silver grade and 5% decrease in recoveries, partially offset by a 4% increase in throughput. The 8% increase in gold production at the Bolañitos mine was attributable to an 8% increase in ore gold grade and the 4% increase in throughput partially offset by a 4% decrease in gold recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

Consolidated silver production during the year ended December 31, 2023 was 5,672,703 oz, an decrease of 5% compared to 5,963,445 oz in the same period of 2022, and gold production was 37,858 oz, an increase of 1% compared to 37,548 oz in 2022. Plant throughput was 874,382 tonnes at average grades of 230 gpt silver and 1.51 gpt gold, compared to 834,542 tonnes grading 256 gpt silver and 1.55 gpt gold for the year ended December 31, 2022. The 5% decrease in consolidated silver production, compared to the same period of 2022, is driven by a 4% decrease in silver production at the Guanaceví mine and 9% decrease in silver production at the Bolañitos mine. Consolidated gold production increased by 1% compared to 2022, due to a 5% increase in gold production at the Bolañitos mine partially offset by a 5% decrease at the Guanaceví mine. The 4% decrease in silver production at the Guanaceví mine was due to a 10% decrease in silver grades, partially offset by 5% increase in tonnes processed and 2% increase in recoveries. The 5% decrease in gold production at the Guanaceví mine was due to the 11% decrease in gold ore grades partially offset by a 5% increase in processed tonnes and a 1% increase in the recoveries. The 9% decrease in silver production at the Bolañitos mine was due to a 10% reduction in ore silver grade and a 4% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed. The 5% increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes and a 3% increase in ore gold grade partially offset by a 2% reduction in recoveries.

The Company’s 2023 consolidated production of 8.7 million oz AgEq was in-line with its 2023 guidance of between 8.6 million oz and 9.5 million oz AgEq.  Annual silver production of 5.7 million met the low end of its guidance of between 5.7 and 6.3 million oz and gold production of 38 thousand oz was in the mid-range of it guidance of between 36 and 40 thousand oz.  During 2023 production at Guanacevi was impacted by mine re-sequencing changes required to focus on improved ventilation resulting in lower than budgeted grades during Q2 and Q3. Consolidated processed ore was within 1% of budget but silver and gold grades were both 9% below budget.

Consolidated Operating Costs

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Direct operating costs per tonne in Q4, 2023 increased to $144.59, a 7% increase compared with $135.71 in Q4, 2022 due to a strengthened Mexican peso, higher operating costs at both Guanaceví and Bolanitos and slightly lower processed tonnes. As the Mexican peso strengthened, the Company's Mexican peso denominated costs increased in US dollar terms. Guanaceví and Bolañitos have seen increased labour, and direct costs. At Bolanitos the increase in costs is primarily due to the strengthened Mexican peso and inflationary pressures. At Guanacevi the increase in costs is due to the strengthened Mexican Peso, inflationary pressures, decreased mine productivity and additional repair costs associated with the plant shutdown. Including royalties and special mining duty, direct costs per tonne decreased 5% to $168.71. Compared to Q4, 2022, royalties have decreased 40% from $8.5 million to $5.1 million with the decrease occurring at Guanaceví. At Guanaceví the decrease in royalty expense recognized during Q4, 2023 is due to the decrease in metal sold partially offset by an increase in the realized metal prices. During 2022, there were finished goods withheld during the year that were sold in Q4, 2022, which increased the royalty cost during the comparative period. Consolidated cash costs per oz, net of by-product credits increased 8% to $12.54 driven by a 23% decrease in silver ounces produced, a 9% decrease in by-product gold sales and a 7% increase direct operating costs partially offset by the decrease in royalties. All-In-Sustaining Costs ("AISC") increased by 11% on a per oz basis compared to Q4, 2022 primarily due to the decreased silver production at Guanacevi and the increase in cash costs partially offset by slightly lower sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

Direct operating costs per tonne in 2023 increased to $141.72, an 8% increase compared with 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos partially offset by a 5% increase in processed tonnes. As the Mexican peso strengthened, the Company's Mexican peso denominated costs increased in US dollar terms. Guanaceví and Bolañitos have seen increased labour, power and consumable costs. Including royalties and special mining duty, direct costs per tonne increased 10% to $171.00. Compared to 2022, royalties have increased 25% from $17.8 million to $22.2 million with the increase occurring in Guanaceví. At Guanaceví the increase in royalty expense during the year ended December 31, 2023 is due to the increase in production coming from concessions subject to royalties and an increase in realized metal prices partially offset by a 12% decrease in ounces sold. Consolidated cash costs per oz, net of by-product credits increased 27% to $13.49 driven by a 5% decrease in payable silver ounces produced an 8% increase in direct operating costs per tonne, the 25% increase in royalties and a 9% increase in special mining duties, partially offset by an increase in by-product gold sales.  All-In-Sustaining Costs ("AISC") increased by 15% on a per oz basis compared to the year ended December 31, 2022 due to increased direct costs, an increase in allocated general and administrative expense and decreased ounces produced partially offset by an 8% reduction in mine sustaining capital.

During the year ended December 31, 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to December 31, 2023, the Mexican Peso appreciated by 15%.

Consolidated cash costs per oz, net of by-product credits of $13.49 exceeded cash cost guidance of between a $10.00 and $11.00 range, primarily due to higher direct costs which were impacted by a strengthened Mexican Peso and higher inflationary pressure than anticipated.  Cash costs, on a per ounce basis, were also impacted by realized production being on the lower end of guidance.  All-In-Sustaining Costs (“AISC”) of $22.93 on a per oz basis was above guidance of $19.00 to $20.00 per ounce and similarly impacted by the increased costs.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein. Guanaceví provides steady employment to over 560 people and engages over 350 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco. The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the silver spot price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Production Results for the Three Months and Years Ended December 31, 2023 and 2022

Three Months Ended December 31			GUANACEVÍ	Twelve Months Ended December 31
2023	2022	% Change		2023	2022	% Change
110,781	119,305	(7%)	Ore tonnes processed	433,409	412,303	5%
419	512	(18%)	Average silver grade (g/t)	417	465	(10%)
85.2	85.6	(0%)	Silver recovery (%)	88.0	86.6	2%
1,271,679	1,680,363	(24%)	Total silver ounces produced	5,105,237	5,340,553	(4%)
1,267,864	1,675,322	(24%)	Payable silver ounces produced	5,089,921	5,324,531	(4%)
1.20	1.44	(17%)	Average gold grade (g/t)	1.19	1.33	(11%)
87.0	89.4	(3%)	Gold recovery (%)	90.5	89.2	1%
3,721	4,936	(25%)	Total gold ounces produced	14,955	15,735	(5%)
3,710	4,922	(25%)	Payable gold ounces produced	14,910	15,688	(5%)
1,569,359	2,075,243	(24%)	Silver equivalent ounces produced(1)	6,301,637	6,599,353	(5%)
14.95	12.40	21%	Cash costs per silver ounce(2)(3)	15.20	11.46	33%
18.04	14.36	26%	Total production costs per ounce(2)(4)	18.36	13.95	32%
21.50	18.05	19%	All in sustaining costs per ounce (2)(5)	22.23	18.43	21%
193.77	171.48	13%	Direct operating costs per tonne(2)(6)	189.26	168.04	13%
239.76	249.23	(4%)	Direct costs per tonne(2)(6)	246.48	216.95	14%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 40.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 43 and 44.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, and depreciation at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 43 and 44.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 45.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 43 and 44.

Guanaceví Production Results

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Silver production at the Guanaceví mine during Q4, 2023 was 1,271,679 oz, a decrease of 24% compared to 1,680,363 oz in Q4, 2022, and gold production was 3,721 oz, a decrease of 25% compared to 4,936 oz in Q4, 2022. Plant throughput was 7% lower in Q4, 2023 with 110,781 tonnes at average grades of 419 gpt silver and 1.20 gpt gold, compared to 119,305 tonnes grading 512 gpt silver and 1.44 gpt gold in Q4, 2022. The decrease in silver and gold production at the Guanaceví mine was primarily due to the 18% reduction in ore silver grade and a 17% reduction in ore gold grade, in combination with a 7% decrease in processed tonnes, steady silver recoveries and a 3% decrease in gold recoveries. The processed tonnes were impacted by a scheduled maintenance shut down during the first week of October and although the ore grades have returned to historic averages during Q4 2023, the Guanaceví mine was mining in higher grade areas in Q4, 2022.

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

Silver production at the Guanaceví mine during 2023 was 5,105,237 oz, a decrease of 4% compared to 5,340,553 oz in 2022, and gold production was 14,955 oz, a decrease of 5% compared to 15,735 oz in 2022. Plant throughput was 5% higher in 2023 with 433,409 tonnes at average grades of 417 gpt silver and 1.19 gpt gold, compared to 412,303 tonnes grading 465 gpt silver and 1.33 gpt gold in the year ended December 31, 2022.

The decrease in silver and gold production at the Guanaceví mine was due to reduced ore grades partially offset by a 5% increase in processed tonnes and a 2% and 1% increase in silver and gold recoveries respectively. Mine sequencing changes to improve access and ventilation during Q2 and Q3 resulted in lower grades compared to plan and historic comparisons, with grades returning to plan in Q4.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Guanaceví’s annual silver production of 5,105,237 oz was just below the low end of guidance of between 5.2 and 5.7 million oz and gold production of 14,955 oz was at the low of guidance of between 15 and 17 thousand oz.  During 2023 production at Guanacevi was impacted by mine re-sequencing changes required to focus on improved ventilation, which resulted in lower than budgeted grades in Q2 and Q3, with grades returning to budgeted grades in Q4. Guanacevi’s processed ore and silver and gold recoveries were within budget but both silver and gold grades were 9% below budget.

Guanaceví Operating Costs

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Direct operating costs per tonne for the three months ended December 31, 2023 increased 13% to $193.77 compared with the same period in 2022, resulting from a strengthened Mexican peso and increased labour, power and consumables and a 7% decrease in throughput tonnes in Q4 2023. At Guanacevi the increase in costs is also impacted by additional repair costs associated with a planned plant shutdown at the beginning of the quarter. Including royalty and special mining duty costs, direct cost per tonne decreased 4% to $239.76 compared with $249.23 in the same period in 2022. There was a 40% decrease in royalty expense recognized during Q4, 2023. Royalty expense decreased from $8.4 million to $5.0 million, which are included in cost per tonne and oz metrics. During 2022, there were finished goods withheld during the year that were sold in Q4, 2022, which increased the royalty cost during the comparative period.

Cash costs per oz, net of by-product credits, increased to $14.95 compared to $12.40 for the same period in 2022, driven by the decreased silver production, decreased by-product gold sales and higher direct costs. AISC per oz increased 19% to $21.50 per oz for the three months ended December 31, 2023, due to the decreased silver production and the increase direct costs partially offset by a decrease in sustaining capital.

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

Direct operating costs per tonne for 2023 increased 13% to $189.26 compared with 2022, resulting from a strengthened Mexican peso and increased labour, power and consumables costs partially offset by higher throughput. Including royalty and special mining duty costs, direct cost per tonne increased 14% to $246.48 compared with $216.95 in 2022. There was a 25% increase in royalty expense recognized during the year ended December 31, 2023, due to an increase in production from concessions that are subject to royalties and increased realized metal prices. Royalty costs increased from $17.6 million to $21.9 million, which is included in cost per tonne and oz metrics. There was also an increase in special mining duty from $2.6 million to $2.8 million resulting from the increase in sales and the strengthening of the Mexican Peso.

Cash costs per oz, net of by-product credits, increased to $15.20 compared to $11.46 for 2022, driven by the higher direct costs per tonne and decreased production partially offset by increased by-product gold sales due to increased metal prices. AISC per oz increased 21% to $22.23 per oz for the year ended December 31, 2023, due to the increase in direct costs along with an increase in allocated corporate general and administrative expenses partially offset by slightly lower sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 500 people and engages over 190 contractors.

Production Results for the Three Months and Years Ended December 31, 2023 and 2022

Three Months Ended December 31			BOLAÑITOS	Twelve Months Ended December 31
2023	2022	% Change		2023	2022	% Change
109,683	104,984	4%	Ore tonnes processed	440,973	422,239	4%
45	50	(10%)	Average silver grade (g/t)	47	52	(10%)
84.8	89.2	(5%)	Silver recovery (%)	85.1	88.2	(4%)
134,744	150,472	(10%)	Total silver ounces produced	567,466	622,892	(9%)
128,451	141,491	(9%)	Payable silver ounces produced	537,458	587,978	(9%)
1.86	1.72	8%	Average gold grade (g/t)	1.82	1.77	3%
89.8	93.6	(4%)	Gold recovery (%)	88.8	90.8	(2%)
5,887	5,434	8%	Total gold ounces produced	22,903	21,813	5%
5,730	5,274	9%	Payable gold ounces produced	22,279	21,213	5%
605,704	585,192	4%	Silver equivalent ounces produced(1)	2,399,706	2,367,932	1%
(11.23)	2.85	(494%)	Cash costs per silver ounce(2)(3)	(2.78)	3.28	(185%)
13.88	22.98	(40%)	Total production costs per ounce(2)(4)	20.41	21.51	(5%)
21.27	35.06	(39%)	All in sustaining costs per ounce (2)(5)	29.55	34.00	(13%)
94.91	95.05	(0%)	Direct operating costs per tonne(2)(6)	95.00	94.43	1%
96.94	95.67	1%	Direct costs per tonne(2)(6)	96.82	95.76	1%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 40.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 43 and 44.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, and depreciation at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 43 and 44.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 45.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 43 and 44.

Bolañitos Production Results

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Silver production at the Bolañitos mine was 134,744 oz in Q4, 2023, a decrease of 10% compared to 150,472 oz in Q4, 2022, and gold production was 5,887 oz in Q4, 2023, an increase of 8% compared to 5,434 oz in Q4, 2022. Plant throughput in Q4, 2023 was 109,683 tonnes at average grades of 45 gpt silver and 1.86 gpt gold, compared to 104,984 tonnes at average grades of 50 gpt silver and 1.72 gpt gold in Q4, 2022. At the Bolañitos mine the 10% decrease in silver production was attributable to a 10% decrease in ore silver grade and 5% decrease in recoveries, partially offset by a 4% increase in throughput. The 8% increase in gold production at the Bolañitos mine was attributable to an 8% increase in ore gold grade and the 4% increase in throughput, partially offset by a 4% decrease in gold recoveries and. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Year ended December 31, 2023 (compared to the Year ended December 31, 2022)

Silver production at the Bolañitos mine was 567,466 oz in 2023, a decrease of 9% compared to 622,892 oz in 2022, and gold production was 22,903 oz in 2023, an increase of 5% compared to 21,813 oz in 2022. Plant throughput was 440,973 tonnes at average grades of 47 gpt silver and 1.82 gpt gold, compared to 422,239 tonnes at average grades of 52 gpt silver and 1.77 gpt gold in 2022. The decrease in silver production at the Bolañitos mine was due to a 10% reduction in ore silver grade and a 4% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed. The increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes, a 3% increase in ore gold grade partially offset by a 2% reduction in recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

At Bolañitos annual silver production of 567,466 oz was in the mid-range of its guidance of between 0.5 and 0.6 million oz and gold production of 22,903 oz was in the upper end of guidance of between 21 and 23 thousand oz.  Bolañitos’ processed ore met budget and silver and gold grades and recoveries were within 2% of budget.

Bolañitos Operating Costs

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

Direct costs per tonne in Q4, 2023 increased 1% to $96.94 per tonne, compared to $95.67 in 2022, primarily due to higher direct costs partially offset by a 4% increase in ore tonnes processed. Cash costs, net of by-product credits, were negative $11.23 per oz of payable silver in Q4, 2023 compared to positive $2.85 per oz in Q4, 2022 due to increased gold production and realized gold prices. AISC decreased 39% in Q4, 2023 to $21.27 from $35.06 in Q4, 2022 per oz primarily due to the increased gold production, increased realized gold prices and a decrease in sustaining capital.

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

Direct costs per tonne for the year ended December 31, 2023 increased 1% to $96.82 per tonne, compared to $95.76 in 2022, primarily due to an increase in direct costs, partially offset by a 4% increase in ore tonnes processed. Cash costs, net of by-product credits, were negative $2.78 per oz of payable silver in, 2023 compared to positive $3.28 per oz in 2022 due to the increased gold production and an increase in the realized price of gold compared to the prior year partially offset by increased costs and reduced silver production. AISC decreased 13% in the year ended December 31, 2023, to $29.25 per oz primarily due to the decrease in sustaining capital expenditures.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Wood PLC completed an independent feasibility study entitled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended" dated May 15, 2023 with an effective date of September 9, 2021 (the "Terronera Feasibility Study" or "FS"), and filed on SEDAR and EDGAR and posted to the Company's website on March 29, 2023. The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years. Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow.

Following the effective date of the Terronera Feasibility Study, the Company commenced initial earthworks and the procurement of long lead items and prior to making a formal construction decision, which was subject to completion of a financing package and receipt of additional amended permits. While the Company advanced financial due diligence, the Board approved certain early expenditures to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk prior to the final construction decision. Proceeding with these early expenditures has reduced inflationary and timing pressures and has also advanced key work that has facilitated the ramp-up to full construction.

From September 2021 Q2. 2023 the Company further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project’s operating flexibility and economics. Since 2021, additional cost pressures have emerged from systemic inflation and constrained global supply chains, which have contributed to increased costs of inputs within the mining sector. The Company’s move to assemble an experienced development team has worked to mitigate some of these impacts, and management believes the Company is well-equipped to navigate the current business environment.

In Q2, 2023 the Company approved the construction of an optimized Terronera Project scenario (the "Revised Scenario"), consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of $230 million, partially offset by a decrease in sustaining capital to $88.3 million over the life of the mine. Endeavour planned a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

The increased operating scale to 2,000 tonnes per day is expected to result in slightly lower operating costs on a per tonne basis compared to the Terronera Feasibility Study. Below is a summary of the optimization work that was completed on the project cost structure and key components compared to the Terronera Feasibility Study:

  The mine design was redesigned and mine plan optimized to reduce initial underground mine access development including changing portal locations. These changes were aimed at increasing development efficiencies, improving early ventilation, and reducing surface haulage. Pre-production development quantities increased for scaling the mine to 2,000 tpd.
  The processing plant and tailing storage facility initial capital expenditures increased primarily for equipment required to achieve 2,000 tpd. These include a SAG Mill, concentrate regrind, and an additional tailings filter. Additional increases resulted from inflationary costs for steel and other required materials for construction. Further metallurgical testing completed during the basic engineering design phase for the process plant indicate increased estimated silver and gold recoveries by 1.6% and 2.5% respectively, compared to the recoveries in the Terronera Feasibility Study. Certain sustaining capital costs in the Terronera Feasibility Study are now included as operating costs.
  Site infrastructure now includes the Company's ownership of the liquified natural gas ("LNG") vaporization and power generation equipment rather than leasing, which was included as an operating lease in the Terronera Feasibility Study. The site infrastructure increase from the Terronera Feasibility Study is also due to additional access road improvements.

Ongoing risk analysis, review and forecasting during 2023 construction, the Company updated the Revised Terronera Project scenario’s initial cost, schedule and execution plan in January 2024. While the Company successfully locked in pricing for much of the mine and plant equipment with early purchases, market trends persist with ongoing inflation, foreign exchange pressures related to a stronger Mexican Peso, and tight supply for equipment and bulk material. To ensure the costs pressures have been properly quantified, the Project team conducted a comprehensive review of the remaining cost to complete Terronera. The Company now forecasts initial capital costs to be 18% higher at $271 million (the “2024 Updated Scenario”). The Company anticipates the schedule to remain in line with previous guidance, with initial production to start in the fourth quarter of 2024.

(millions)	2023 Revised Scenario Initial Capex	2024 Updated Scenario Initial Capex	Variance
Mining	$69.90	$83.80	$13.90
Mineral Processing Plant	48.00	64.80	16.80
Site Infrastructure	47.60	56.20	8.60
Total Direct Costs	165.50	204.80	39.30
Owner Costs	27.60	33.30	5.70
Project Indirect Costs	19.70	24.20	4.50
Contingency	17.60	8.70	(8.90)
Total Indirect Costs	64.90	66.20	1.30
Total (Direct & Indirect)	$230.40	$271.00	$40.60

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

Below summarizes the main items impacting the 2024 Updated Scenario initial capital cost forecast compared to the revised scenario initial capex:

• Mill equipment purchases contributed an additional $11 million, primarily for E-houses and transformers, which have been ordered with final deliveries expected in Q2 2024. The higher electrical equipment costs reflect escalating component prices and increases due to supply availability.

• Structural steel fabrication contributed an additional $8 million; steel prices have increased due to significant demand within the region. Also, additional tonnage is required for design changes made during detail engineering. The Company has delivery commitments from several fabrication shops, which began in early January, and are being planned according to the construction schedule requirements through Q2 2024.

• Tailing storage facility ("TSF") design changes contributed an additional $5.5 million; following final geotechnical site investigation studies, modifications were required for local conditions and to meet seismic load requirements. The strength of the Mexican Peso has also impacted the cost forecast.

• The Company forecasts an additional $13.9 million on mine development, equipment, and infrastructure expenditures through commissioning. Much of the additional cost is for mobile equipment at both the Terronera and La Luz mines. Tradeoff evaluations show considerable savings through self-performed development and production, compared to escalating contractor mining prices. Additional mining equipment will be purchased earlier than originally planned to ensure sustained production during ramp up. Additional costs are anticipated from the strengthened Mexican Peso for labor and direct inputs sourced in-country.

• The permanent camp was completed for $2.2 million more than budget. A combination of additional scope, the impact of the strengthened Mexican Peso and inflationary costs impacted the final cost.

• Management has allocated $8.9 million from the $17.6 million contingency for additional cost forecasts for detail engineering, mine waste rock dump construction and indirect owner and construction management expenditures.

On October 6, 2023, the Company’s wholly-owned subsidiary, Terronera Precious Metals, S.A. de C.V. executed a credit agreement with Société Générale and ING Captial LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million (the “Debt Facility”). Proceeds from the Debt Facility will be used towards construction of the underground mine and mill at the Company’s Terronera Project. A summary of the key terms of the Debt Facility are as follows:

  Up to $120 million principal amount on senior secured debt
  Term of 8.5 years, including up to a 2-year grace period during the construction phase.
  Interest rate of US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to completion and SOFR + 3.75% per annum from completion of the Terronera project until the fifth anniversary of the loan, and SOFR + 4.25% from the fifth anniversary onwards
  Principal payments are payable in quarterly installments commencing in the fourth quarter of 2025. Cash sweep will be applied to 35% of excess cash flow after debt service from completion onwards until $35 million of loan principal has been prepaid
  Prior to initial drawdown, Terronera is to enter into a hedging program for 68,000 ounces of gold over the initial two operating years
  Prior to initial drawdown, Terronera is required to enter into a hedging program for managing exposure to the Mexico Peso during construction. The program requires approximately 75% of the remaining capital expenditure incurred in Mexican Pesos to be hedged. Prior to initial production, a hedging program is required for managing exposure to the Mexican Peso during operations. Under this program 50% of the projected operating costs incurred in Mexican Pesos are hedged prior to completion. Thereafter, the foreign exchange protection program for operations will rise to 70% of the projected operating costs incurred in Mexican Pesos.
  Cost overrun funding is required in the form of cash, letter of credit issued by a Canadian financial institution or a combination of both for up to $48 million
  The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants. The Debt Facility is secured through corporate guarantees from Endeavour and certain Endeavour subsidiaries and a first ranking security interest over the Terronera project.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

The Company is well-positioned to satisfy the financing requirements of the Project, having already invested over $122 million in direct development expenditures to the end of Q4 2023. The Company may consider various additional alternatives to raise the required capital as required by the terms of the Debt Facility and expected to draw down on the Debt Facility in Q1, 2024.

Construction and Development Highlights

  Overall construction progress is 43% complete. Project commitments total $171 million and are tracking in-line with our optimized plan and the workforce has increased to 126 employees and 400 contractor workers.

As at December 31, 2023, site works and activities to date have included, but are not limited to:

  Our strong safety focus at site continues: The Project finished 2023 with 172 days totaling over 600,000 manhours with no lost-time accidents.
  Overall project progress reached 43% completion including a 3% reduction due to the adjusted weighting related to the 2024 Updated Scenario. The project remains on track for commissioning in Q4 2024.
  Detail engineering for the mill and infrastructure began transitioning to construction support towards the end of 2023. Excavation designs for the Lower Platform and detail design for Tailings Storage Facility ("TSF") have been advanced using supplemental geotechnical results obtained in Q4 2023.
  Over 2,200 metres of underground development were completed in 2023. The mining team has successfully transitioned from using contracted to direct-hire labor with greater development efficiencies. Development was focused on Portal 1, 2 and 4 declines for accessing ore and setting up the main ventilation circuit and haulage way; the Portal 4 incline broke through to surface and preparations are underway to complete the portal structure in Q1 2024.
  Surface mill and infrastructure construction is 50% complete; concrete works are well advanced to allow the start of vertical construction in early Q1 2024. The electromechanical contract was awarded and mobilization commenced.
    Concrete has been completed for the jaw crusher foundation and the perimeter walls, including backfill and compaction.
    The Coarse Ore Stockpile support walls have been completed along with the roof including the feeder chute imbeds. For the reclaim tunnel, concrete has been completed for two major roof sections with two sections remaining.
    The concrete of the grinding area is nearly complete and being prepared for release to the general contractor to begin structural steel and mechanical installations.
    The concrete of the flotation cell pedestals is nearly complete and being prepared for release to the general contractor to begin structural steel and mechanical installations.
    The thickener tank support pedestals were completed and was backfill initiated. Concrete work has been started for the raw water, process water, thickener surge, and concentrate storage tank pedestals and foundations.
  Access road construction has commenced from the Lower Platform and TSF area to the Upper Mill Platform.
  Focused on procuring bulk materials, including structural steel, piping, and electrical cable following a comprehensive scheduling for delivery that tracks construction requirements.
  Supporting the local municipality has continued to be a major focus with sponsoring cultural and community activities in the area.
  Environmental and social assessment initiatives continue according to schedule as outlined under the Equator Principal requirements for project loan financing.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

2024 Outlook and Planning

Endeavour remains focused on advancing the Terronera Project for initial production in Q4 2024, with a comprehensive schedule and plan under the 2024 Updated Scenario.

For Q1 2024, surface construction will focus on completing concrete work to allow structural steel erection, mechanical installations and initial electrical work for the crushing, coarse-ore stockpile, grinding, flotation and tailing thickener areas. Early in Q2, excavation is anticipated to be complete for the Lower Platform, which includes facilities such as the LNG and power generation areas and the concentrate and tailing filtration areas. For Q2 and Q3, work is planned for all mill and infrastructure areas with mechanical completion and commissioning activities planned in Q4.

For the mine, development in Portal 1, 2 and 4 declines will continue with first ore development anticipated in Q2. Initial long-hole mining is planned for Q3 and cut-and-fill mining is planned with ore being stockpiled for mill ramp up. Development activities at La Luz are expected to begin in Q3 with portal construction and ramp advance to ore access anticipated in Q4. The critical path remains the TSF construction and advancing underground mine, where development efficiencies have been steadily increasing.

EXPLORATION RESULTS

At Guanaceví, the Company drilled 7,588 metres in 37 holes at a total expense of $1.4 million focusing on the El Curso - Alondra properties, establishing lateral and vertical extensions of the mineralized zone towards Porvenir Cuatro and continued testing the deep northwest extension of the Porvenir Dos orebody. Drilling results confirmed expectations and intersected significant mineralization with similar grades and vein widths to historical results. The Company will incorporate these drill results into its year end resource estimation and life of mine plan.

At Bolañitos, the Company drilled 11,048 metres in 57 holes at a total expense of $1.3 million to target the El Puertocito and Fortuna veins in the Golondrinas area located in Bolañitos South. The Company intersected significant mineralization with resource average grades over mineable widths. The Company has incorporated these drill results into its year end resource estimation and life of mine plan.

At Parral, the Company drilled 29 holes totalling 7,926 metres, with a cost of $1.7 million to continue targeting various areas of Veta Colorada. We have extended systems in the Sierra Plata, El Verde and San Joaquin areas and the San Patricio vein system. The additional drilling is expected to support the commencement of preliminary economic studies.

At Pitarrilla, the Company continued underground development to advance the kilometre long decline and lateral drifts that will be used to drill 5,000 metres to test the resource at various angles and conduct geological mapping activities. During 2023, the underground drive was re-directed due to ground conditions, which increased the development time and ramp fortification costs.

At Terronera, the site remains focused on development with exploration regional activities completed including geological mapping conducted in the El Padre, Katia, Ermita and Real Alto areas. Management plans to resume drilling activities once the Terronera project is in operation.

In Chile, the Company conducted mapping, sampling and surface exploration and preparation for drilling at the Aida project and conducted general exploration activities at the Paloma, Constanza and Anastasia properties.

On July 18, 2023 the Company entered into a definitive agreement with Bravada Gold Corporation which grants the Company an option to earn an 85% interest in the Baxter gold and silver property ("Baxter"), by incurring $4.0 million in exploration expenditures and paying $0.5 million in option payments over a five-year period from the date of the agreement. Baxter is located directly north of the Company's Bruner project in Nevada's Walker Lane Gold trend. Baxter consists of 114 unpatented lode claims (approximately 920 hectares). Upon completion of the exploration and development expenditures and payment of all of the option payments, the Company can exercise the option and will form a joint venture with 85% of the interest belonging to the Company.

On July 31, 2023, Minera Plata Adelante SA de CV ("MPA") entered into an agreement with Gold Royalty Corp. to sell all of MPA's interest in the 1% Cozamin royalty ("Cozamin Royalty") for total consideration of $7.5 million, payable in cash. The Cozamin Royalty applies to two concessions (Calicanto and Vicochea) on Capstone's Cozamin copper-silver mine, located 3.6 kilometres north-northwest of Zacatecas City in state of Zacatecas, Mexico. The Company obtained the Cozamin Royalty through a concession division agreement signed in 2017 on seven wholly owned concessions which were acquired for $0.4 million. The Cozamin Mine, a copper-silver mine owned and operated by Capstone Copper in Zacatecas, Mexico, is located on two of the seven Concessions. The sale agreement includes an option granted to Gold Royalty Corp to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement. The sale was executed on August 30, 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

CONSOLIDATED FINANCIAL RESULTS

Three months ended December 31, 2023 (compared to the three months ended December 31, 2022)

In Q4, 2023, the Company’s mine operating earnings were $5.4 million (Q4, 2022 – $21.7 million) on revenue of $ 50.5 million (Q4, 2022 – $82.0 million) with cost of sales of $45.1 million (Q4, 2022 – $60.3 million).

In Q4, 2023, the Company had operating earnings of $0.2 million (Q4, 2022 - operating earnings of $13.5 million) after exploration, evaluation and development costs of $2.4 million (Q4, 2022 - $5.2 million) and general and administrative expense of $2.7 million (Q4, 2022 -$2.8 million). In the three months ended December 31, 2022, the operating loss also included $0.2 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q4, 2023 were $0.7 million (Q4, 2022 - $13.2 million) after finance costs of $0.3 million (Q4, 2022 - $0.4 million), a foreign exchange gain of $1.4 million (Q4, 2022 - $0.6 million) and investment and other expenses of $0.6 million (Q4, 2022 -$0.2 million). In Q4 2023 earnings before taxes were also impacted by gain on asset disposal of $0.3 million (Q4, 2022 - $0.3 million). The Company realized net earnings for the period of $3.0 million (Q4, 2022 - net earnings of $7.9 million) after an income tax recovery of $2.3 million (Q4, 2022 - income tax expense of $5.3 million). In Q4, 2023 earnings were impacted by a $0.5 million mark-to-market adjustment resulting in an unrealized loss on investments included in investment and other expenses (Q4, 2022 - unrealized gain of $0.1 million).

Revenue of $50.5 million in Q4, 2023, net of $0.5 million of smelting and refining costs, decreased by 38% compared to $82.0 million, net of $0.7 million of smelting and refining costs, in Q4, 2022. Gross sales of $51.0 million in Q4, 2023 represented a 38% decrease over the gross sales of $82.7 million for the same period in 2022. The 53% decrease in silver ounces sold during the period, offset by a 9% increase in the realized silver price resulted in a 49% decrease in silver sales. The decrease in silver ounces sold is due to the 23% reduction in silver ounces produced and the sale in Q4, 2022 of increased silver ounces that were held in finished goods inventory at September 30, 2022. Gold oz sold decreased 20% offset by a 15% increase in realized gold prices resulting in a 9% decrease in gold sales. Gold oz sold decreased primarily due to the 7% decrease in gold ounces produced and the sale in Q4, 2022 of increased gold ounces that were held in finished goods inventory at September 30, 2022. During the period, the Company sold 1,332,648 oz silver and 9,417 oz gold, for realized prices of $23.78 and $2,051 per oz, respectively, compared to sales of 2,816,882 oz silver and 11,843 oz gold, for realized prices of $21.86 and $1,783 per oz, respectively, in the same period of 2022. For the three months ended December 31, 2023, the realized prices of silver and gold were within 4% of the London spot prices. Silver and gold London spot prices averaged $23.20 and $1,974, respectively, during the three months ended December 31, 2023.

The Company decreased its finished goods to 487,884 oz silver and slightly increased its finished goods gold inventory to 1,711 oz gold at December 31, 2023, compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022. The cost allocated to these finished goods was $9.5 million as at December 31, 2023, compared to $6.1 million at December 31, 2022. At December 31, 2023, the finished goods inventory fair market value was $15.1 million, compared to $15.8 million at December 31, 2022.

Cost of sales for Q4, 2023 was $45.2 million, a decrease of 25% over the cost of sales of $60.3 million for Q4, 2022. The decrease in the cost of sales compared to the prior period was driven by a decrease in number of silver oz sold offset by a strengthened Mexican peso and higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures. During Q4 2022, the Company recognized costs of sales of a large finished goods inventory held as at September 30, 2022. During 2023, the ounces sold were more aligned with the ounces produced in the period.

Exploration, evaluation and development expenses were $2.4 million, decrease of 54% compared to $5.2 million incurred in the same period of 2022 primarily due to the additional exploration expenditures in 2022 on the newly acquired Pitarrilla project and timing of exploration activities. General and administrative expenses of $2.7 million in Q4 2023 were 4% lower compared to the $2.8 million incurred for the same period of 2022. During Q4 2023 there are additional costs due to investment in a new ERP system and during Q4 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively decreased costs by $0.6 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The Company incurred a foreign exchange gain of $1.4 million in Q4, 2023 compared to a gain of $0.6 million in Q4, 2022 due to a strengthening of the Mexican peso at the end of the quarter, which increases the US dollar value of Mexican peso denominated working capital. The Company incurred $0.3 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.4 million in the same period in 2022. The Company recognized $0.6 million in investment and other expenses compared to $0.2 million in Q4, 2022, primarily resulting from recognizing an unrealized loss on marketable securities and warrants of $0.5 million (Q4, 2022 - unrealized gain of $0.1 million), $0.3 million in interest income (Q4, 2022 - $0.5 million) and $0.4 million in other expenses (Q4, 2022 - other income of $0.8 million). The three-month period ended December 31, 2022 additionally included $0.2 million in royalty income.

Income tax expense recovery was $2.3 million in Q4, 2023 compared to expense of $5.3 million in Q4, 2022. The $2.3 million tax expense recovery is comprised of $0.2 million in current income tax expense (Q4, 2022 - $2.9 million) and an expense recovery of $2.5 million in deferred income tax (Q4, 2022 - deferred income tax expense of $2.4 million). The current income tax expense consists of $0.7 million in special mining duty taxes and $0.5 million recovery of income taxes. The deferred income tax expense recovery of $2.5 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.

Year ended December 31, 2023 (compared to the year ended December 31, 2022)

For the year ended December 31, 2023, the Company's mine operating earnings were $36.6 million (2022 - $51.6 million) on revenue of $205.5 million (2022 - $210.2 million) with cost of sales of $168.9 million (2022 - $158.6 million).

The Company had operating earnings of $8.7 million (2022 -$23.5 million) after exploration, evaluation and development costs of $15.1 million (2022 - $16.2 million), general and administrative expense of $12.4 million (2022 - $10.6 million) and a write off of mineral properties of $0.4 million (2022 - $0.7 million). In the year ended December 31, 2022 operating earnings also included $0.6 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

Earnings before tax was $18.2 million (2022 -$25.0 million) after finance costs of $1.4 million (2022 - $1.3 million), a foreign exchange gain of $4.7 million (2022 -$1.9 million), a gain on asset disposals of $7.1 million (2022 - $2.5 million) and investment and other expense of $0.9 million (2022 - investment and other expense of $1.6 million). The Company realized net earnings for the year of $6.1 million (2022 -$6.2 million) after an income tax expense of $12.1 million (2022 - $18.8 million).

Revenue of $205.5 million for the year ended December 31, 2023, net of $2.4 million of smelting and refining costs, decreased by 2% compared to $210.2 million, net of $3.0 million of smelting and refining costs in 2022. Gross sales of $207.9 million in 2023 represented a 2% decrease over the gross sales of $213.2 million in 2022. Silver oz sold decreased 12% due to both a 5% decrease in silver production in 2023 compared to 2022 and increased finished goods inventory as at December 31, 2021 that was sold during 2022. The 12% decrease in ounces sold during the year, combined with an 8% increase in the realized silver price resulted in a net 6% decrease to silver sales. Gold oz sold decreased 4% with an 8% increase in realized gold prices resulting in a 4% increase in gold sales. Gold oz sold decreased 4% primarily due to fluctuations in finished goods inventory. During the year, the Company sold 5,669,760 oz silver and 37,186 oz gold, for realized prices of $23.76 and $1,968 per oz, respectively, compared to sales of 6,464,869 oz silver and 38,868 oz gold, for realized prices of $22.07 and $1,814 per oz, respectively, in 2022. For the year ended December 31, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $23.35 and $1,941 respectively, during the year ended December 31, 2023.

The Company decreased its finished goods to 487,884 oz silver and slightly increased its finished goods gold inventory to 1,711 oz gold at December 31, 2023 compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022. The cost allocated to these finished goods was $9.5 million as at December 31, 2023, compared to $6.1 million at December 31, 2022. At December 31, 2023, the finished goods inventory fair market value was $15.1 million, compared to $15.8 million at December 31, 2022.

Cost of sales for 2023 was $168.9 million, an increase of 6% over the cost of sales of $158.6 million in 2022. The increase in cost of sales in 2023 in the current year compared to the prior year, was driven by a strengthened Mexican peso, higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures. Additionally, the Company incurred increased royalty costs recognized during 2023 compared to the prior year as there was increased production at Guanacevi coming from the El Curso and El Porvenir concessions, which are subject to royalties.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Exploration, evaluation and development expenses were $15.1 million, a decrease of 7% compared to $16.2 million incurred in 2022 primarily due to timing of exploration activities. General and administrative expenses of $12.4 million in 2023 were 17% higher compared to the $10.6 million incurred in 2022. During 2023 there are additional costs due to investment in a new ERP system, inflationary pressure on salaries while in 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively increased costs by $0.3 million.

The Company incurred a foreign exchange gain of $4.7 million in 2023 compared to a foreign exchange gain of $1.9 million in 2022 due to a strengthening of the Mexican peso during 2023 which increases the US dollar value of Mexican peso denominated working capital. The Company incurred $1.4 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities compared to $1.3 million in 2022. The Company recognized $0.9 million in investment and other expense compared to $1.6 million in investment and other expenses in 2022, primarily resulting from recognizing a loss on marketable securities and warrants of $2.5 million (2022 - $3.5 million), $1.5 million in interest income (2022 - $1.3 million), $0.5 million in royalty income (2022 - $0.7 million) and various other expenses of $0.4 million (2022 - $0.1 million). During 2023, the Company recognized a $7.0 million gain on the sale of the Cozamin Royalty (2022 - $2.5 million gain on asset disposals, which included a $2.7 million gain on sale of the El Compas mine).

Income tax expense was $12.1 million in 2023 compared to $18.8 million in 2022. The $12.1 million tax expense is comprised of $11.3 million in current income tax expense (2022 - $6.4 million) and $0.8 million in deferred income tax expense (2022 - $12.4 million). The current income tax expense consists of $3.8 million in special mining duty taxes and $7.5 million of income taxes. The deferred income tax expense of $0.8 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax. During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax.

SELECTED ANNUAL INFORMATION

Expressed in thousands US dollars except per share amounts	Year ended December 31
	2023	2022	2021
Revenue	$205,463	$210,160	$165,320
Net earnings (loss)	$6,123	$6,201	$13,955
Basic earnings (loss) per share	$0.03	$0.03	$0.08
Diluted earnings (loss) per share	$0.03	$0.03	$0.08
Dividends per share	-	-	-
Total assets	$474,807	$399,437	$294,024
Total long-term liabilities	$30,222	$30,794	$17,013

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross Sales	$51,005	$49,926	$50,866	$56,117	$82,683	$40,393	$31,719	$58,394
Smelting and refining costs included in revenue	506	494	795	656	694	744	937	654
Total Revenue	50,499	49,432	50,071	55,461	81,989	39,649	30,782	57,740
Direct production costs	32,817	34,020	25,478	26,516	42,821	24,510	19,828	26,721
Royalties	5,105	4,821	5,749	6,535	8,479	2,821	2,194	4,317
Mine operating cash flow before taxes	12,577	10,591	18,844	22,410	30,689	12,318	8,760	26,702
Share-based compensation	44	44	-294	132	89	113	113	127
Amortization and depletion	7,181	7,855	6,596	6,253	8,945	5,753	4,175	6,306
Write down on inventory		-	-	-	-	1,323	-	-
Mine operating earnings (loss)	$5,352	$2,692	$12,542	$16,025	$21,655	$5,129	$4,472	$20,269

Basic earnings (loss) per share	$0.01	($0.01)	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07
Diluted earnings (loss) per share	$0.01	($0.01)	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07
Weighted shares outstanding	196,018,623	194,249,283	191,446,597	190,274,768	189,993,085	189,241,367	180,974,609	171,557,220
Net earnings (loss)	$3,049	($2,328)	($1,054)	$6,456	$7,961	($1,499)	($11,923)	$11,662
Amortization and depletion	7,458	7,771	6,967	6,593	9,279	5,963	4,354	6,491
Finance costs	164	170	229	259	233	194	212	177
Current income tax	207	2,250	4,442	4,445	2,850	1,186	1,325	1,015
Deferred income tax	(2,544)	888	766	1,676	2,345	2,053	1,752	6,222
EBITDA	$8,334	$8,751	$11,350	$19,429	$22,668	$7,897	($4,280)	$25,567

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	220,464	214,270	228,575	211,073	224,289	202,745	201,361	206,147
Guanaceví	110,781	103,345	116,908	102,375	119,305	97,728	94,017	101,253
Bolañitos	109,683	110,925	111,667	108,698	104,984	105,017	107,344	104,894
Silver ounces	1,406,423	1,148,735	1,494,000	1,623,545	1,830,835	1,458,448	1,359,207	1,314,955
Guanaceví	1,271,679	1,041,211	1,352,423	1,439,924	1,680,363	1,332,190	1,194,150	1,133,850
Bolañitos	134,744	107,524	141,577	183,621	150,472	126,258	165,057	181,105
Silver grade	233	183	226	279	296	248	246	231
Guanaceví	419	341	398	511	512	468	465	407
Bolañitos	45	37	45	61	50	43	54	61
Silver recovery	85.1	90.9	90.1	85.7	85.8	90.3	85.4	85.9
Guanaceví	85.2	91.9	90.4	85.6	85.6	90.6	85.0	85.6
Bolañitos	84.8	82.6	87.6	86.1	89.2	87.0	88.6	88.0
Gold ounces	9,608	9,089	9,819	9,342	10,370	9,194	9,289	8,695
Guanaceví	3,721	3,161	3,885	4,188	4,936	3,642	3,680	3,477
Bolañitos	5,887	5,928	5,934	5,154	5,434	5,552	5,609	5,218
Gold grade	1.53	1.48	1.47	1.56	1.57	1.60	1.58	1.46
Guanaceví	1.20	1.03	1.10	1.42	1.44	1.29	1.37	1.19
Bolañitos	1.86	1.89	1.85	1.70	1.72	1.88	1.77	1.73
Gold recovery	88.7	89.4	91.1	88.0	91.5	88.4	90.6	89.6
Guanaceví	87.0	92.4	94.0	89.6	89.4	89.9	88.9	89.8
Bolañitos	89.8	87.9	89.3	86.8	93.6	87.5	91.8	89.4
Cash costs per oz (1)	$12.54	$17.94	$13.52	$11.12	$11.65	$10.32	$10.08	$10.21
Guanaceví	$14.95	$20.47	$14.53	$12.25	$12.40	$10.64	$10.35	$12.22
Bolañitos	($11.23)	($7.68)	$3.34	$1.67	$2.85	$6.73	$8.01	($2.95)
AISC per oz (1)	$21.48	$29.64	$22.15	$20.16	$19.38	$20.27	$19.56	$20.90
Guanaceví	$21.50	$29.06	$20.81	$19.28	$18.05	$17.79	$17.66	$20.52
Bolañitos	$21.27	$35.54	$35.64	$27.45	$35.06	$48.21	$34.10	$23.39
Direct costs per tonne (1)	$168.71	$176.37	$169.59	$169.49	$177.35	$146.30	$148.11	$148.53
Guanaceví	$239.76	$264.10	$232.58	$251.83	$249.23	$205.42	$201.84	$204.08
Bolañitos	$96.94	$94.63	$103.64	$91.84	$95.67	$91.28	$101.05	$94.91

(1) Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the year ended December 31, 2023, the average price of silver was $23.35 per ounce, with silver trading between $20.09 and $26.03 per oz based on the London Fix silver price. This compares to an average of $21.73 per oz for the year ended December 31, 2022, with a low of $17.77 and a high of $26.18 per oz. For the year ended December 31, 2023, the Company realized an average price of $23.76 per silver oz compared with $22.07 for the year ended December 31, 2022.

During the year ended December 31, 2023, the average price of gold was $1,941 per oz, with gold trading between $1,811 and $2,078 per oz based on the London Fix PM gold price. This compares to an average of $1,800 per oz for the year ended December 31, 2022, with a low of $1,629 and a high of $2,039 per oz. For the year ended December 31, 2023, the Company realized an average price of $1,968 per oz compared with $1,814 for the year ended December 31, 2022.

The silver and gold markets have been impacted by changes in investment demand and the silver market is impacted due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Central banks' increase of interest rates utilized as a tool in an attempt to offset inflation concerns, has impacted the price of silver and gold in 2022 and 2023.

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars.

During the year ended December 31, 2023, the Mexican peso strengthened against the U.S. dollar. The average foreign exchange rate was $17.73 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.67 to $19.48. This compares to an average of $20.25, with a range of $19.52 to $21.35 Mexican pesos per U.S. dollar during the year ended December 31, 2022.

During the year ended December 31, 2022, the Mexican peso was relatively flat and maintained its strength in comparison with the U.S. dollar. The average foreign exchange rate was $20.15 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.22 to $21.35.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

During the year ended December 31, 2023, the Canadian dollar was relatively flat against the U.S. dollar. The average foreign exchange rate was $1.349 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.315 to $1.387. This compares to an average of $1.296 with a range of $1.250 to $1.388 Canadian dollars per U.S. dollar for 2022.

During the year ended December 31, 2022, the Canadian dollar was relatively flat in the first half of the year but weakened in Q3 and Q4 of 2022. The average foreign exchange rate was $1.296 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.25 to $1.388.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures. During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022. During the year ended December 31, 2023, costs have continued to be impacted by inflationary and industry costs pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to December 31, 2023, the Mexico Peso has appreciated by approximately 15%.

ANNUAL OUTLOOK

2024 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	TPD	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver Production	M oz	4.9 - 5.2	0.5 - 0.6	5.3 - 5.8
Gold Production	K oz	13.0 - 15.0	21.0 - 23.0	34.0 - 38.0
Silver Eq Production(1)	US$/oz	5.9 - 6.4	2.2 - 2.4	8.1 - 8.8
Cash Costs, net of gold by-product credits(2)	US$/oz			$14.00 - $15.00
AISC, net of gold by-product credits(2)	US$/oz			$22.00 - $23.00
Sustaining Capital Budget	US$M			$30.0
Exploration Budget	US$M			$8.7

(1) 2024 silver equivalent production is calculated using an 80:1 silver:gold ratio

(2) Non-GAAP measures - See Non-IFRS measures beginning on page 40

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Operating mines

In 2024, silver production is expected to range from 5.3 to 5.8 million oz and gold production is expected to range from 34,000 to 38,000 oz. Silver equivalent production is forecasted to range from 8.1 to 8.8 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	4.9 - 5.2	13.0 - 15.0	5.9 - 6.4	1,150 - 1,250
Bolañitos	0.5 - 0.6	21.0 - 23.0	2.2 - 2.4	1,150 - 1,250
Total	5.3 - 5.8	34.0 - 38.0	8.1 - 8.8	2,300 - 2,500

At Guanaceví, production will range between 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Milache and El Curso orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions are leased from a third party with no up-front costs but with significant royalty payments on production. Compared to 2023, mine grades are expected to be slightly lower and recoveries are anticipated to be similar in 2024. Cash costs per ounce, AISC per ounce and direct costs on a per tonne basis are expected to be similar to 2023.

In 2024, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades are expected to be higher for silver and lower for gold and recoveries are expected to be similar to 2023. Cash costs per ounce are expected to increase due to lower gold production and lower estimated gold prices. AISC per ounce are expected to decrease due to lower sustaining capital and direct cots on a per tonne basis are expected to be similar to 2023.

Consolidated Operating Costs

In 2024, cash costs, net of gold by-product credits, are expected to be $14.00-$15.00 per oz of silver produced. AISC, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $22.00-$23.00 per oz of silver produced.

Direct operating costs per tonne were estimated to be $140-$145 and direct costs, which include royalties and special mining duties are estimated to be in the range of $165-$170 per tonne.

Management made the following assumptions in calculating its 2024 cost forecasts: $23 per oz silver price, $1,840 per oz gold price and 17:1 Mexican peso to U.S. dollar exchange rate.

2024 Capital Budget

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$14.1 million	$7.1 million	$21.2 million	-	$21.2 million
Bolañitos	$7.3 million	$1.5 million	$8.8 million	-	$8.8 million
Corporate	-	-	-	$2.6 million	$2.6 million
Total	$21.4 million	$8.6 million	$30.0 million	$2.6 million	$32.6 million

Sustaining Capital Investments

In 2024, Endeavour plans to invest $30.0 million in sustaining capital at its two operating mines. At estimated metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $21.2 million will be invested in capital projects, the largest of which is 4.4 kilometres of mine development at El Curso and Milache for an estimated $14.1 million. An additional $5.4 million will be invested in mine infrastructure and mine equipment. A further $1.5 million will be invested in the plant and tailings storage facility, including engineering for a tailings facility expansion. The remaining $0.2 million will be spent on various surface infrastructure or equipment.

At Bolañitos, $8.8 million will be invested in capital projects, including $7.3 million for 5.1 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos -San Miguel areas. The additional $1.5 million will go to upgrade the mining fleet, plant improvements and to support site infrastructure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

The Company also plans to spend $2.6 million to maintain exploration concessions, acquire mobile equipment for exploration and cover corporate infrastructure.

Exploration Budget

Project	2024 Activity	Drill Metres	Expenditures	Discretionary
Guanaceví	Drilling	6,000	$1.2 million
Bolañitos	Drilling	6,000	$1.0 million
Pitarrilla	Drilling/Development	6,000	$5.1 million
Parral	Economic Studies	-	$0.5 million	$0.2 million
Chile	Targeting	-	$0.4 million	$1.6 million
Bruner	Targeting	-	$0.4 million	$0.4 million
Other	Evaluation	-	$0.1 million
Total		18,000	$8.7 million	$2.2 million

In 2024, the Company plans to spend $8.7 million drilling 18,000 metres across its properties, with the majority of the budget allocated towards advancing Pitarrilla. The discretionary component is subject to Board approval later in the year, as the Company completes the build of Terronera.

At the Guanaceví and Bolañitos mines, 12,000 metres of drilling are planned at a cost of $2.2 million to replace reserves and expand resources.

At the Pitarrilla project, management plans to invest $5.1 million on several initiatives. The largest portion of the expenditures at Pitarrilla in 2024 relates to ramp fortification costs to continue advancement of an underground drive that will be used as a drilling platform. During 2023, the drive was re-directed due to ground conditions, which increased the development estimate. The Company plans to drill 6,000 metres to test the high-grade zone and its feeder structures at various angles from the newly extended and improved ramp. Additional plans include continued maintenance of the office and camp, scoping studies and additional underground infrastructure.

At the Parral in Chihuahua state, the Company has paused exploratory drilling and has allocated $0.5 million towards economic studies in the second half of the year.

In Chile, management has taken the approach to pause exploration and intends to invest $0.4 million on targeting programs. Subject to Board approval, the Company has allocated a discretionary investment of $1.6 million towards drilling the Aida target and programs related to mapping, sampling, geophysics and surface exploration on several other exploration projects.

At the Bruner project in Nevada, USA management plans to invest $0.4 million to map and sample new targets with a discretionary component of $0.5 million related to engineering work.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $83.4 million at December 31, 2022 to $35.3 million at December 31, 2023.

Expressed in thousands US dollars	As at December 31, 2023	As at December 31, 2022

Current assets	$100,773	$146,333
Current liabilities	58,244	52,749
Working Capital	$42,529	$93,584

The Company had working capital of $42.5 million as at December 31, 2023 (December 31, 2022 – $93.6 million). The $51.1 million decrease in working capital is caused primarily by a $48.1 million decrease in cash and cash equivalents, $3.5 million decrease in other investments, $0.8 million decrease in tax receivable, $6.3 million increase in accounts payable and accrued liabilities, $1.2 million increase in income taxes payable, and $0.2 million increase in current lease liabilities, offset by $8.1 million increase in accounts and other receivables, $8.1 million increase in inventories, $9.4 million decrease in prepaids and other current assets and $2.2 million decrease in current loans payable.

Operating activities provided $13.6 million during the year ended December 31, 2023, compared to providing $55.0 million in 2022. The significant non-cash adjustments to the net earnings of $6.1 million (2022 – $6.2 million) were amortization and depletion of $28.8 million (2022 – $26.1 million), share-based compensation of $3.6 million (2022 – $3.9 million), a deferred income tax expense of $0.8 million (2022 – $12.4 million), finance costs of $1.4 million (2022 – $1.3 million), a loss on other investments of $2.5 million (2022 – $3.5 million), $2.1 million paid for cash settlement of performance share units, a write off of exploration properties of $0.4 million (2022 - $0.7 million), $0.4 million accretion of loan receivable (2022 – $0.1 million), $1.5 million increase in the employee long term benefit (2022 – $1.0 million) and an decrease in non-cash working capital of $25.2 million (2022 – increase in non-cash working capital of $1.0 million). The year ended December 31, 2023, included $7.1 million gain on asset disposal of which $7.0 related to sale of Cozamin royalty while the year ended December 31, 2022 included gain of $2.5 million of which $2.8 million related to the gain on the disposal of the El Compas mine. The year ended December 31, 2022, further included a provision for warehouse inventory of $1.3 million.

Investing activities used net cash of $108.0 million during the year ended December 31, 2023, compared to using net cash of $111.5 million in 2022. Capital investments totaled $117.8 million in property, plant and equipment during the year ended December 31, 2023, including $5.4 million in changes in working capital items and deposits used for purchases of equipment for Terronera, compared to capital investments totaling $109.7 million in 2022. The capital investments were primarily for sustaining capital at existing operations and for development capital at the Terronera Project. The Company received $7.6 million on the disposition of property plant and equipment, primarily on the disposal of the Cozamin royalty, compared to $0.3 million in 2022. The Company also received $2.5 million on the disposal of other investments compared to $nil in 2022. The Company used $0.1 million for investments in marketable securities during 2023 compared to using $2.1 million for investments in marketable securities in 2022 and redeemed $0.2 million of investments in non-current deposits (2022 – $nil).

At Guanaceví, the Company invested $24.6 million, with $15.2 million spent on 3.7 km of mine development and underground infrastructure and $4.6 million on mobile equipment. The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.9 million on building and $3.4 million on plant upgrades, mine site improvements and the tailings facility and $0.5 million on office, building infrastructure and light vehicles.

At Bolañitos, the Company invested $10.7 million, with $7.7 million spent on 4.9 km of mine development and $2.2 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.8 million on plant upgrades.

At Terronera, the Company invested $75.3 million, with $31.0 million spent on land payments, surface and mine development and infrastructure, $32.5 million was invested in plant, $4.4 million spent on buildings, $5.8 million was invested in mine equipment and $1.6 million on light vehicles, office and IT infrastructure. An additional $5.4 million was invested in changes in working capital items and deposits, used for purchases of equipment not yet delivered and accounts payable for equipment delivered.

Exploration and general and administrative investments were $1.5 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Financing activities for the year ended December 31, 2023 provided $48.9 million, compared to providing $36.8 million in 2022. During the year ended December 31, 2023 the Company received $62.7 million from public equity offerings of shares, paid $2.0 million in share issuance costs and $7.5 million in deferred financing fees related to the undrawn credit agreement, received $2.5 million on the exercise of employee stock options, paid $7.2 million in interest and principal repayments on loans and leases, received $0.8 million in loan payments and paid $0.3 million in withholding taxes on equity settled performance share units. By comparison, in 2022, the Company raised gross proceeds of $46.0 million through a prospectus equity offering, paid $2.9 million in share issuance costs, received $1.6 million on the exercise of employee stock options, paid $6.1 million in interest and principal repayments on loans and leases and paid $1.9 million in withholding taxes on equity settled performance share units.

On June 16, 2023, the Company filed a short form base shelf prospectus ("Base Shelf") that qualified for the distribution of up to US$200 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25-month period. The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities can be effected from time to time in one or more transactions at a fixed price or prices, which can be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility (the "June 2023 ATM Facility") with BMO Capital Markets (the lead agent), CIBC Capital Markets Corp., TD Securities (USA) LLC, H.C. Wainwright & Co. LLC, B. Riley Securities Inc., Raymond James (USA) Ltd. and National Bank of Canada Financial Inc. (together, the "Agents"). Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From June 27, 2023 to November 30, 2023 the Company issued 23,428,572 common shares under the June 2023 ATM Facility at an average price of $2.47 per share for gross proceeds of $57.9 million, less commission of $1.2 million and recognized $0.5 million of other transaction costs related to the ATM financing as share issuance costs. The June 2023 ATM Facility was completed in November 2023.

On December 18, 2023, the Company entered into an ATM equity facility (the "December 2023 ATM Facility") with BMO Capital Markets (the lead agent), p., TD Securities (USA) LLC, CIBC World Markets Inc., Raymond James (USA) Inc., B. Riley Securities Inc., H.C. Wainwright & Co. LLC, A.G.P./Alliance Global Partners and Stifel Nicolaus Canada Inc. (together, the "Agents"). Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From December 18, 2023 to December 31, 2023 the Company has issued 2,311,621 common shares under the December 2023 ATM Facility at an average price of $2.06 per share for gross proceeds of $4.8 million, less commission of $0.1 million and recognized $0.2 million of other transaction costs related to the ATM financing as share issuance costs.

For the June 2023 ATM facility, completed on November 30, 2023, the net proceeds as at December 31, 2023 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$56,748
Terronera Construction	(52,477)
Pitarrilla exploration	(962)
Allocated to working capital	$3,309

For the December 2023 ATM facility, the net proceeds as at December 31, 2023 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$4,655
Terronera Construction	(976)
Pitarrilla exploration	(497)
Allocated to working capital	$3,182

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Subsequent to December 31, 2023, the Company issued an additional 15,861,552 common shares under the December 2023 ATM Facility at an average price of $1.51 per share for gross proceeds of $23,.9 million, less commission of $0.5 million.

On October 6, 2023, the Company’s wholly owned subsidiary, Terronera Precious Metals, S.A. de C.V. (“TPM”), entered into a credit agreement in respect of the Debt Facility (see section titled “Development Activities” above).  Pursuant to the terms of the credit agreement, TPM is subject to certain restrictive covenants with respect to the use of the loan proceeds from the Debt Facility, including restrictions on transferring funds to the Company.  These restrictions are not expected to have any impact on the Company’s ability to meet its obligations.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2024 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($7.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.5 million), MXN 17.7 million ($1.0 million) in inflationary charges, MXN 40.4 million ($2.4 million) in interest and MXN 23.0 million ($1.4 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment, interest charges of MXN 19.6 million ($1.2 million) and inflationary charges of MXN 29.3 million ($1.7 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $964,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964,000. The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities. The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers. The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

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Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments. In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process. To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. The payment included interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) accumulated since issuance of the assessment.  During the appeal process the amount paid has been classified as a non-current income tax recoverable. As of December 31, 2023 the amount receivable is $4.3 million inclusive of a foreign currency appreciation of $0.7 million accumulated since the date of the payment.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of December 31, 2023, the Company held $35.3 million in cash and $42.5 million in working capital. The Company also has $120 million available under the Debt Facility for use in respect of the Terronera project, which it has yet to draw down.  Draw downs under the Debt Facility are subject to successful completion of certain conditions precedent.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans. As at December 31, 2023, of the total $271 million required to build Terronera, the remaining amount including any cost overrun funding will be funded during 2024 using existing cash on hand, as well as the proceeds from the December 2023 ATM Facility and the $120 million Debt Facility. The Company will continue to monitor capital markets, economic conditions and assess its short term and long-term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations at December 31, 2023:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$22,151	$22,151	$-	$-	$-
Loans payable	9,106	4,235	4,871	-	-
Lease liabilities	1,094	466	366	262	-
Other contracts(1)	628	171	255	202	-
Other Long-Term Liabilities (2)	11,870	-	-	4,409	7,461
Total	$44,849	$27,023	$5,492	$4,873	$7,461

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $11,870 of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

TRANSACTIONS WITH RELATED PARTIES

The Company previously shared common administrative services and office space with Aztec Metals Corp., which was considered a related party company by virtue of Bradford Cooke, the Company's former Executive Chairman, being a common director. From time to time, the Company incurred third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2021. The charges for these costs totaled $Nil for the three months and year ended December 31, 2023 (December 31, 2022 - $Nil and $9,000 respectively). The Company had no receivable related to administration costs outstanding as at December 31, 2023 (December 31, 2022 - $Nil).

The Company was charged $267,000 and $553,000 for legal services for the three months and year ended December 31, 2023 respectively by a law firm in which the Company's corporate secretary is a partner (2022 - $26,000 and $428,000 respectively). The Company has $86,000 payable to the legal firm as at December 31, 2023 (December 31, 2022 - $10,000).

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at December 31, 2023, the carrying and fair values of Endeavour's financial instruments by category were as follows:

	As at December 31, 2023		As at December 31, 2022
Expressed in thousands US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$35,286	$35,286	$83,391	$83,391
Other investments	5,135	5,135	10,035	10,035
Accounts and other receivables	8,210	8,210	5,074	5,074
Loan receivable	3,324	3,324	3,729	3,729
Total financial assets	$51,955	$51,955	$102,229	$102,229

Financial liabilities:
Accounts payable and accrued liabilities	$46,146	$46,146	$39,831	$39,831
Loans payable	8,519	8,519	14,510	14,510
Total financial liabilities	$54,665	$54,665	$54,341	$54,341

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

Assets and liabilities as at December 31, 2023 that measured at fair value on a recurring basis include:

As at December 31, 2023
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$5,135	$5,049	$-	$86
Trade receivables	6,608	-	6,608	-
Total financial assets	$11,743	$5,049	$6,608	$86

Liabilities:
Deferred share units	$2,048	$2,048	$-	$-
Share appreciation rights	$43	$-	$43	$-
Total financial liabilities	$2,091	$2,048	$43	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable. Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. As at December 31, 2023 the Company has $0.2 million in equipment loans with interest rates that are linked to SOFR and, with other variables unchanged, a 1% increase in the SOFR rate would result in an additional interest expense of $2,000.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.

As at December 31, 2023, the Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2023, there are 70,236 oz of silver and 3,102 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2023, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $0.8 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

OUTSTANDING SHARE DATA

As of March 8, 2024, the Company had the following securities issued, issuable and outstanding:

  233,107,044 common shares;
  3,055,891 common shares issuable under stock options with a weighted average exercise price of CAD$4.38 per share expiring between March 3, 2024 and June 14, 2028;
  684,000 performance share units with a weighted average grant price of CAD$4.98 vesting between March 23, 2025 and March 7, 2026; and
  330,078 equity settled deferred share units with a weighted average grant prices of CAD$4.66 which are vested.

As at December 31, 2023, the Company's issued share capital was $722,695 million (December 31, 2022 - $657.9 million), representing 217,245,492 common shares (December 31, 2022 - 189,995,563), and the Company had options outstanding to purchase 3,488,291 common shares (December 31, 2022 - 3,899,630) with a weighted average exercise price of CAD$4.24 (December 31, 2022 - CAD$4.09).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the year ended December 31, 2023 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2022 except for the below:

The Company has adopted the following new accounting standard and amendments to IFRS:

Amendments to IAS 1, Presentation of Financial Statements (effective January 1, 2023) require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial. The adoption of these amendments did not have any impact on the disclosure of material accounting policy information for the Company's December 31, 2023 consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by NI 43-101) to compile this data.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

Estimating the quantity and /or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

The economic assumptions used to estimate mineral reserves may change from period to period and additional geological data is generated during the course of operations, which may change management's judgments surrounding reserves and resources. Any changes in management's judgements may impact the carrying value of mineral properties, plant and equipment, reclamation and rehabilitation provisions, recognition of deferred income tax amounts and depreciation.

Review of asset carrying values and assessment of impairment

Management applies significant judgment in assessing each CGU and assets for the existence of indicators of impairment or impairment reversal at the reporting date. Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment. These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated. The recoverable amount is the greater of fair value less costs of disposal and value in use. The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company's assets reach this level. Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rates for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

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Deferred Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Judgement is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

Inventory

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

Share-based Compensation

The Company has a stock option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

As part of the Company's bonus program, the Company may from time to time grant SARs to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when vested, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and vesting. The fair value of each SAR award is estimated on the grant date using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates all existing PSUs under the former PSU plan and any new DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

PSUs may be granted to employees of the Company. Under the plan, vested PSUs are redeemable, at the election of the Board of Directors in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares. The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the Company's total shareholder return peer group.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 36

DSU plan will be granted to independent directors of the Company in lieu of compensation in cash or share purchase options and are redeemable at the time of a director's retirement.

Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company's share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in profit or loss. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in profit or loss.

RISKS AND UNCERTAINTIES

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company's financial statements or future performance or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for other risks affecting the Company generally.

Debt Facility

The terms of the Debt Facility require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. A failure to comply with these covenants and ratios would likely result in an event of default under the Debt Facility and would allow the lenders to prohibit drawdowns which could materially and adversely affect the Terronera Project, the Company's operations and financial condition, as well as the market price of the Company's securities.

Interest Rate Risk

Increases to benchmark interest rates may have an impact on the Company's cost of borrowing under the Debt Facility and any debt financing that the Company may negotiate, resulting in reduced amounts available to fund the Company's exploration, development and production activities and could negatively impact the market price of its common shares and/or the price of gold or silver, which could have a material adverse effect on the Company's operations and financial condition.

Precious and Base Metal Price Fluctuations

The Company's revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company's income and the value of related financial instruments. The Company's sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. The exact effect of these factors on metal prices cannot be accurately predicted. Declining market prices for these metals could materially adversely affect the Company's operations and profitability and could affect the Company's ability to finance the exploration and development of any of the Company's other mineral properties.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 37

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at the Company's operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects. The Company's general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

Foreign Exchange Rate Fluctuations

Operations in Mexico, Chile and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars or U.S. dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars, Chilean pesos and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties.

Economic Conditions for Mining

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company's mineral properties may be required.

Mexican Tax Assessments

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company. See “Contingencies” for further details.

Assurance on Financial Statements

The Company prepares the financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to the annual consolidated financial statements for the year ended December 31, 2023. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze the internal control systems for financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 38

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A, management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to National Instrument 52-109 "Certification of Disclosure in Issuers Annual and Interim Filings" ("NI 52-109") and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(f) of the U.S. Exchange Act). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management of the Company, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 39

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at December 31, 2023	As at December 31, 2022

Current assets	$100,773	$146,333
Current liabilities	58,244	52,749
Working Capital	$42,529	$93,584

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 40

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$3,049	$7,961	$6,123	$6,201
Gain on sale of Cozamin royalty	-	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	-	-	(2,733)
Change in fair value of investments	525	104	2,522	3,470
Adjusted net earnings (loss)	$3,574	$8,065	$1,655	$6,938
Basic weighted average share outstanding	207,932,318	189,993,085	196,018,623	183,009,339
Adjusted net earnings (loss) per share	$0.02	$0.04	$0.01	$0.04

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2023	2022	2023	2022
Mine operating earnings per financial statements	$5,352	$21,655	$36,611	$51,525
Share-based compensation	44	89	(74)	442
Amortization and depletion	7,181	8,945	27,885	25,179
Write down of inventory to net realizable value	-	-	-	1,323
Mine operating cash flow before taxes	$12,577	$30,689	$64,422	$78,469

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$6,706	$44,391	$11,771	$54,993
Net changes in non-cash working capital per financial statements	(3,085)	21,924	(25,243)	967
Operating cash flow before working capital changes	$9,791	$22,467	$37,014	$54,026
Basic weighted average shares outstanding	207,932,318	189,993,085	196,018,623	183,009,339
Operating cash flow before working capital changes per share	$0.05	$0.12	$0.19	$0.30

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Change in fair value of investments;
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 41

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$3,049	$7,961	$6,123	$6,201
Depreciation and depletion – cost of sales	7,181	8,945	27,885	25,179
Depreciation – exploration, evaluation and development	80	276	528	624
Depreciation and depletion – general & administration	197	58	376	214
Depreciation and depletion – care & maintenance	-	-	-	71
Finance costs	164	233	822	816
Current income tax expense	207	2,850	11,344	6,376
Deferred income tax expense	(2,544)	2,345	786	12,372
EBITDA	$8,334	$22,668	$47,864	$51,853
Share based compensation	714	619	3,618	3,878
Gain on sale of Cozamin royalty	-	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	-	-	(2,733)
Change in fair value of investments	525	104	2,522	3,470
Adjusted EBITDA	$9,573	$23,391	$47,014	$56,468
Basic weighted average shares outstanding	207,932,318	189,993,085	196,018,623	183,009,339
Adjusted EBITDA per share	$0.05	$0.12	$0.24	$0.31

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.

Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 42

Expressed in thousands US dollars	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$22,956	$9,861	$32,817	33,586	9,235	$42,821
Smelting and refining costs included in revenue	-	506	506	-	694	694
Opening finished goods	(8,627)	(656)	(9,283)	(18,080)	(195)	(18,275)
Closing finished goods	7,137	699	7,836	4,953	245	5,198
Direct operating costs	21,466	10,410	31,876	20,459	9,979	30,438
Royalties	5,033	72	5,105	8,430	49	8,479
Special mining duty (1)	62	151	213	845	16	861
Direct costs	26,561	10,633	37,194	29,734	10,044	39,778
By-product gold sales	(7,045)	(12,271)	(19,316)	(11,591)	(9,527)	(21,118)
Opening gold inventory fair market value	2,345	815	3,160	5,368	240	5,608
Closing gold inventory fair market value	(2,909)	(619)	(3,528)	(2,740)	(354)	(3,094)
Cash costs net of by-product	18,952	(1,442)	17,510	20,771	403	21,174
Amortization and depletion	3,942	3,239	7,181	6,160	2,785	8,945
Share-based compensation	33	11	44	45	44	89
Opening finished goods depreciation and depletion	(1,509)	(222)	(1,731)	(3,776)	(60)	(3,836)
Closing finished goods depreciation and depletion	1,459	197	1,656	862	79	941
Total production costs	$22,877	$1,783	$24,660	$24,062	$3,251	$27,313

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	110,781	109,683	220,464	119,305	104,984	224,289
Payable silver ounces	1,267,864	128,451	1,396,315	1,675,322	141,491	1,816,813

Cash costs per silver ounce	$14.95	($11.23)	$12.54	$12.40	$2.85	$11.65
Total production costs per ounce	$18.04	$13.88	$17.66	$14.36	$22.98	$15.03
Direct operating costs per tonne	$193.77	$94.91	$144.59	$171.48	$95.05	$135.71
Direct costs per tonne	$239.76	$96.94	$168.71	$249.23	$95.67	$177.35

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 43

Expressed in thousands US dollars	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$79,842	$38,989	$118,831	$74,423	$39,457	$113,880
Smelting and refining costs included in revenue	-	2,451	2,451	-	3,029	3,029
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	7,137	699	7,836	4,953	245	5,198
Direct operating costs	82,026	41,894	123,920	69,283	39,874	109,157
Royalties	21,937	273	22,210	17,554	257	17,811
Special mining duty (1)	2,862	530	3,392	2,612	302	2,914
Direct costs	106,825	42,697	149,522	89,449	40,433	129,882
By-product gold sales	(29,273)	(43,925)	(73,198)	(27,569)	(42,932)	(70,501)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(2,909)	(619)	(3,528)	(2,740)	(354)	(3,094)
Cash costs net of by-product	77,383	(1,493)	75,890	61,040	1,931	62,971
Amortization and depletion	15,481	12,404	27,885	14,129	11,050	25,179
Share-based compensation	(17)	(57)	(74)	221	221	442
Opening finished goods depreciation and depletion	(862)	(79)	(941)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	1,459	197	1,656	862	79	941
Total production costs	$93,444	$10,972	$104,416	$74,287	$12,646	$86,933

	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	433,409	440,973	874,382	412,303	422,239	834,542
Payable silver ounces	5,089,921	537,458	5,627,379	5,324,531	587,978	5,912,509

Cash costs per silver ounce	$15.20	($2.78)	$13.49	$11.46	$3.28	$10.65
Total production costs per ounce	$18.36	$20.41	$18.55	$13.95	$21.51	$14.70
Direct operating costs per tonne	$189.26	$95.00	$141.72	$168.04	$94.43	$130.80
Direct costs per tonne	$246.48	$96.82	$171.00	$216.95	$95.76	$155.63

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars	December 31, 2023			December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	7,137	699	7,836	4,953	245	5,198
Closing finished goods depletion	1,459	197	1,656	862	79	941
Finished goods inventory	$8,596	$896	$9,492	$5,815	$324	$6,139

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 44

Expressed in thousands US dollars	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$18,952	($1,442)	$17,510	$20,771	$403	$21,174
Operations share-based compensation	33	11	44	45	44	89
Corporate general and administrative	1,423	550	1,973	1,771	506	2,277
Corporate share-based compensation	404	156	560	365	67	432
Reclamation - amortization/accretion	78	66	144	70	53	123
Mine site expensed exploration	286	350	636	323	295	618
Equipment loan payments	140	340	480	245	489	734
Capital expenditures sustaining	5,944	2,700	8,644	6,653	3,103	9,756
All-In-Sustaining Costs	$27,259	$2,732	$29,991	$30,243	$4,960	$35,203
Growth exploration, evaluation and development			1,609			4,170
Growth capital expenditures			32,826			18,672
All-In-Costs			$64,426			$58,045

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	110,781	109,683	220,464	119,305	104,984	224,289
Payable silver ounces	1,267,864	128,451	1,396,315	1,675,322	141,491	1,816,813
Silver equivalent production (ounces)	1,569,359	605,704	2,175,063	2,075,243	585,192	2,660,435

Sustaining cost per ounce	$21.50	$21.27	$21.48	$18.05	$35.06	$19.38

Expressed in thousands US dollars	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$77,383	($1,493)	$75,890	$61,040	$1,931	$62,971
Operations share-based compensation	(17)	(57)	(74)	221	221	442
Corporate general and administrative	6,354	2,419	8,773	5,439	1,951	7,390
Corporate share-based compensation	2,328	886	3,214	2,214	795	3,009
Reclamation - amortization/accretion	313	263	576	268	211	479
Mine site expensed exploration	1,354	1,352	2,706	1,351	1,158	2,509
Intangible payments	-	-	-	30	11	41
Equipment loan payments	819	1,805	2,624	981	1,955	2,936
Capital expenditures sustaining	24,631	10,708	35,339	26,561	11,756	38,317
All-In-Sustaining Costs	$113,164	$15,884	$129,048	$98,105	$19,989	$118,094
Growth exploration, evaluation and			11,401			12,626
development
Growth capital expenditures			82,448			35,450
All-In-Costs			$222,897			$166,170

	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	433,409	440,973	874,382	412,303	422,239	834,542
Payable silver ounces	5,089,921	537,458	5,627,379	5,324,531	587,978	5,912,509
Silver equivalent production (ounces)	6,301,637	2,399,706	8,701,343	6,599,353	2,367,932	8,967,285

Sustaining cost per ounce	$22.23	$29.55	$22.93	$18.43	$34.00	$19.97

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2023	2022	2023	2022
Capital expenditures sustaining	$8,644	$9,756	$35,339	$38,317
Growth capital expenditures	32,826	18,672	82,448	35,450
Acquisition capital expenditures	-	(50)	-	35,948
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$41,470	$28,378	$117,787	$109,715

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 45

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2023	2022	2023	2022
Mine site expensed exploration	$636	$618	$2,706	$2,509
Growth exploration, evaluation and development	1,609	4,170	11,401	12,626
Total exploration, evaluation and development	2,245	4,788	14,107	15,135
Exploration, evaluation and development depreciation	80	276	528	624
Exploration, evaluation and development share-based compensation	110	99	478	427
Exploration, evaluation and development expense	$2,435	$5,163	$15,113	$16,186

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 47